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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   60 Broad Street, New York, NY 10004

SEC
Mail Processing
Section


16019733

3. Provide the applicant's mailing address (if different):

   N/A

DEC 22 2016

Washington DC
412

4. Provide the applicant's business telephone and facsimile number:

   212-943-2400 (Telephone) 212-509-3955 (Facsimile)

2016 DEC 22 PM 3:01
SEC / TM
RECEIVED

5. Provide the name, title, and telephone number of a contact employee:

   Ronan Cahill Senior Legal & Regulatory Associate , 212-897-8152

   (Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Adrian Griffin
   60 Broad Street
   New York, NY 10004

7. Provide the date applicant's fiscal year ends: December 31, 2016

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/30/2012 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Companies Act 6. Del.

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 12/20/16 (MM/DD/YY) International Securities Exchange, LLC (Name of applicant)

By: Ronan Cahill (Signature) ~~Ronan Cahill, Senior Legal & Regulatory Associate~~ (Printed Name and Title)

Subscribed and sworn before me this 20 day of December (Month), 2016 (Year) by Eleonor Gnecco (Notary Public)

My Commission expires 12/4/2018 County of Manhattan State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


ELEONOR GNECCO
Notary Public - State of New York
NO. 01GN6082263
Qualified in New York County
My Commission Expires Dec 4, 2018



August 24, 2016

VIA FEDERAL EXPRESS

Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: International Securities Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Ms. Marshall:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the International Securities Exchange, LLC's ("ISE" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

Options

New Listings:
http://ise.com/newlistings

Delistings:
http://ise.com/delistings

Expiration Notices:
http://ise.com/expirationnotices

Series Additions/Deletions:
http://ise.com/serieslist

Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/indexchanges

Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics

Rules:
http://www.ise.com/rules

60 Broad Street, New York, NY 10004 TEL 212 943 2400 FAX 212 425 4926 www.ise.com

Marketing Material
Press Releases:
www.ise.com/press
Publications:
http://www.ise.com/publications

Corporate
Board Members:
http://www.ise.com/about-ise/board-of-directors/
Constitution:
http://www.ise.com/media/63480/Second_Amended_and_Restated_Constitution_-18-March-13-.pdf
LLC Agreement:
http://www.ise.com/media/103275/Third-Amended-and-Restated-LLC-Agreement-for-ISE-LLC-18-Dec-2014-.pdf
Exchange Officers:
http://www.ise.com/about-ise/management-team/

Members
List of ISE Members
http://www.ise.com/options/membership/exchange-members/

Transactional Volume
Volume Report
http://www.ise.com/options/exchange-data/

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Rohan Cahill
Senior Legal & Regulatory Associate

Exhibit M

Changes since December, 20162

Terminated Members:

Robert W. Baird & Co., Inc.
777 E. Wisconsin Avenue
Milwaukee, WI 53202
Contact: Eric Field (414) 765-1461
Electronic Access Member (Proprietary Business)
Electronic Access Member Trading Right

First Clearing Corp
1 North Jefferson
St. Louis, MO 63103
Contact: Steve Carr (314) 875-3055
Electronic Access Member (Clearing Business)
Electronic Access Member Trading Right